May 16, 2005



VIA EDGAR TRANSMISSION

Mr. Rufus Decker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0510
450 Fifth Street, N.W.
Washington, D.C.  20549-0510

      Re: American Biltrite Inc. Form 10-K for the year ended December 31, 2004 File No. 1-4773

Dear Mr. Decker:

This letter sets forth the responses of American Biltrite Inc., a Delaware corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter dated April 20, 2005 (the "Comment Letter") regarding the above-referenced annual report on Form 10-K (the "Annual Report"). For the convenience of the Staff, we have restated in this letter (in italics) each of the Staff's comments that were included in the Comment Letter and numbered each of the responses included herein to those comments to correspond with the respective comment number from the Comment Letter. Capitalized terms used in our responses below but not defined therein have the meanings given in the Annual Report or the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed with the Securities and Exchange Commission on May 16, 2005 (the "Quarterly Report"), as applicable. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report and Quarterly Report, as applicable.

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-Q for the quarter ended March 31, 2005.

Additional disclosures or other revisions and supplemental responses have been provided below. Changes or additions to previously filed disclosures have been underlined. Revisions were included in our report on Form 10-Q for the quarter ended March 31, 2005 and will be included in our future periodic reports, to the extent applicable.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 2


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. Please enhance your management's discussion and analysis disclosures to the extent practical as follows:

      o Quantify your explanations for significant changes in sales and gross profit in terms of increases or decreases in prices, volume, foreign currency and new product introductions and include an explanation of the underlying reasons for the changes.

      o Quantify the impact of the manufacturing efficiencies cited on gross profit.

      o Address the reasons for the increase in raw material prices in the current year and quantify their negative impact on gross profit.

      o Quantify material increases or decreases in selling, general and administrative expenses along with an appropriate explanation for the variation.

      o Specifically address the reasons for the operating losses incurred by the Canadian Division over the last two years.

     Management's discussion and analysis should allow the investor to see the company through the eyes of management. Please revise the discussion with this underlying thought in mind. Please refer to Item 303 of Regulation S-K.

Below is an excerpt from the disclosure that was included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 30 of the Quarterly Report. This disclosure is intended to address the above comment.

                       ___________________________________

ABI and Non-Debtor Subsidiaries

                                              Three Months Ended March 31
                                                 2005             2004
                                              --------           -------
                                               (In thousands of dollars)

Net sales                                     $ 49,742           $47,458
Cost of sales                                   34,931            34,496
                                              --------           -------
Gross profit                                    14,811   29.8%    12,962   27.3%
Selling, general & administrative expenses      13,791   27.7%    14,364   30.3%
                                              --------           -------
Operating income (loss)                          1,020            (1,402)

Interest expense, net                             (719)             (716)
Other income (expense), net                      2,132              (143)
                                              --------           -------
Income (loss) before taxes and other items       2,433            (2,261)

Provision for (benefit from) income taxes          971              (797)
Noncontrolling interests                          (474)               36
                                              --------           -------

Income (loss) from continuing operations      $    988           $(1,428)
                                              ========           =======

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 3


Net sales in the first quarter of 2005 were $49.7 million compared to $47.5 million in the first quarter of 2004, an increase of $2.2 million or 4.8%. This increase was due to higher net sales at all divisions. Tape and the Canadian divisions had increases in net sales of $1.6 million (7.5%) and $0.6 million (5.3%), respectively, while K&M had a modest increase of approximately $100 thousand. The increase in net sales at the Tape division was driven by higher sales in Europe and Asia with new customers and higher sales to existing customers, including $0.6 million from price increases. The increase in Canadian division net sales was due to the foreign exchange impact of a stronger Canadian dollar.

Gross profit increased from 27.3% for the first quarter of 2004 to 29.8% for the first quarter of 2005. Gross profit at the Tape division improved by 0.8 points as a result of additional volume, better manufacturing performance, and price increases, which helped offset increases in raw material costs. Gross profit at the Canadian division also improved by 0.8 points because of price increases and improved product mix. Improvements in the Canadian margins were also reduced by increases in raw material costs. Gross profit at K&M increased by 6.9 points as a result of lower fixture costs and a more profitable sales mix. K&M's increase in gross profit percentage was slightly offset by price increases by suppliers in China.

The Company includes the cost of purchasing and finished goods inspection in selling, general and administrative expenses. Some companies also record such costs in operating expenses while others record them in cost of goods sold. Consequently, the Company's gross profit margins may not be comparable to other companies. Had the Company recorded these expenses in cost of sales, the gross profit margins for the quarter ended March 31, 2005 and 2004 would have been 29.3% and 26.8%, respectively.

Selling, general and administrative ("SG&A") expenses in the first quarter of 2005 decreased by $573 thousand compared to the first quarter of 2004. As a percentage of net sales, SG&A decreased from 30.3% to 27.7%. The decrease in expense was due to lower SG&A costs at the Corporate level ($650 thousand) as a result of lower compensation costs, professional fees and interest expense.

Interest income and expense for the first quarter of 2005 were comparable to the same period last year. Higher borrowings under the Canadian line of credit were offset by lower borrowings at the Corporate level.

Other income includes a gain of $2.3 million recognized on the sale of a warehouse. The impact of this sale on the Company's net income after taxes and non-controlling interest is $887 thousand, or $0.26 per share.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 4


The effective tax rate was 40% in the first quarter of 2005 compared to 35% in the first quarter of 2004. During the first quarter of 2004, the Canadian division recorded a higher loss and a higher tax benefit (effective rate of 36%). For the first quarter of 2005, the Canadian division lowered its effective rate to 30% because its overall effective rate for all of 2004 was 30%.

The income from continuing operations in the first quarter of 2005 was $1.0 million compared to a loss from continuing operations of $1.4 million in the corresponding prior year period. Excluding the net impact of the sale of the warehouse, the income from continuing operations for the first quarter of 2005 was approximately $100 thousand. The change from the same period in the prior year is due to the increase in gross profit coupled with the decrease in SG&A expenses.

Congoleum

                                            Three Months Ended March 31
                                             2005                2004
                                           --------             -------
                                             (In thousands of dollars)

Net sales                                  $ 57,630             $52,000
Cost of sales                                43,969              38,449
                                           --------             -------
Gross profit                                 13,661   23.7%      13,551    26.1%
Selling, general & administrative
  expenses                                   11,733   20.4%      11,985    23.0%
                                           --------             -------
Operating income                              1,928               1,566
Interest expense, net                        (2,500)             (2,245)
Other income, net                               220                 244
                                           --------             -------
Loss before taxes                              (352)               (435)
Provision for income taxes                       --                  --
                                           --------             -------

Net loss                                   $   (352)              $(435)
                                           ========             =======

Net sales for the three months ended March 31, 2005 were $57.6 million as compared to $52.0 million for the three months ended March 31, 2004, an increase of $5.6 million or 10.8%. The increase resulted primarily from the impact of selling price increases instituted in the second half of 2004 and during the first quarter of 2005 (7%), higher sales of residential products (up 8.9%), and higher sales in the manufactured housing category (up 8.0%), partially offset by lower sales of do-it-yourself tile to mass merchandisers (down 48%).

Gross profit for the three months ended March 31, 2005 totaled $13.7 million, or 23.7% of net sales, compared to $13.6 million, or 26.1% of net sales, for the same period last year. The major factor leading to the deterioration in gross margin percent was the sharp rise in raw material costs experienced during the fourth quarter of 2004 and ongoing into the first quarter of 2005, which reduced margins by 9.1 percentage points of net sales. This was partially mitigated by the 7.0 percentage point increase in selling prices, as well as improved plant efficiencies and cost reduction programs which benefited gross margins by an additional 0.3 percentage points.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 5


Selling, general and administrative expenses were $11.7 million for the three months ended March 31, 2005 as compared to $12.0 million for the three months ended March 31, 2004, a decrease of $0.3 million. The reduction in expenses reflects a reduction of $0.4 million in merchandising and sales support related costs partially offset by an increase of $0.1 million in research and development costs related to new product initiatives. As a percent of net sales, selling, general and administrative costs were 20.4% for the three months ended March 31, 2005 compared to 23.0% for the same period last year.

Income from operations was $1.9 million for the quarter ended March 31, 2005 compared to income of $1.6 million for the quarter ended March 31, 2004. The improvement in operating income was a result of the higher sales and related gross margin dollars coupled with lower selling, general and administrative expenses.
                       ___________________________________

The Company supplementally advises the Staff that the reasons the Canadian division experienced operating losses in 2004 and 2003 were due to reduced demand for flooring used in the electronics industry, reduced sales of urethane, and increased foreign competition in both flooring and industrial products, which has eroded margins. The Canadian division's operating loss in the first quarter of 2005 was $CDN 15 thousand versus $CDN 267 in the first quarter of 2004, and the Company expects that the Canadian division will be able to achieve an operating profit in 2005.


Liquidity and Capital Resources - ABI and Non-Debtor Subsidiaries, page 22

3. Given that in the past you amended your financial covenants in order to avoid being in default of the American Biltrite debt agreements, that you were in default of a financial covenant at December 31, 2004 and that you are presently negotiating to amend existing financial covenants, it appears the covenants contained in your debt arrangements are material to an investor's understanding of your financial condition and liquidity. Please disclose the terms of your financial covenants as well as the cross default provisions in your debt agreements. Please also disclose the specific debt covenants that you were not in compliance with, when each waiver was obtained, the duration of each waiver and the amounts and forms of consideration that you paid, if any, to obtain the waivers from your creditors as well as the amendments to your financial covenants.

Below is an excerpt from the disclosure that was included under "Liquidity and Capital Resources - ABI and Non-Debtor Subsidiaries" beginning on page 33 of the Quarterly Report. This disclosure is intended to address the above comment.

                       ___________________________________

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 6


Both the Credit Facility and the Note Agreement contain certain covenants that the Company must satisfy. The covenants included in the Credit Facility and the Note Agreement include certain financial tests, restrictions on the ability of the Company to incur additional indebtedness or to grant liens on its assets and restrictions on the ability of the Company to pay dividends on its capital stock. The financial tests are required to be calculated based on the Company accounting for its majority-owned subsidiary Congoleum Corporation on the equity method and include a maximum ratio of total liabilities to tangible net worth, a minimum ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA") less certain cash payments for taxes, debt service, and dividends to interest expense, a minimum level of tangible net worth, a minimum ratio of current assets to current liabilities, a requirement that there be no consecutive quarterly losses from continuing operations, and a maximum level of capital spending.

Pursuant to the Credit Facility and the Note Agreement, the Company and certain of its domestic subsidiaries granted BofA and Prudential a security interest in most of the Company's and its domestic subsidiaries' assets. The security interest granted does not include the shares of capital stock of the Company's majority-owned subsidiary Congoleum Corporation or the assets of Congoleum Corporation.

In the past, the Company has had to amend its debt agreements in order to avoid being in default of those agreements as a result of failing to satisfy certain financial covenants contained in those agreements. In January 2004, the Credit Facility and the Note Agreement were amended to eliminate a participant on the Credit Facility, reduce the credit line to $20 million, and to modify the tangible net worth, adjusted EBITDA to interest expense and consecutive quarterly loss covenants. Fees of $83 thousand were paid to the lenders in connection with these amendments. In April 2004, the Credit Facility and the Note Agreement were amended to permit American Biltrite (Canada) Ltd. (the "Canadian Subsidiary") the ability to grant a security interest in certain assets under a credit agreement that the Canadian Subsidiary is a party to. In November 2004, the Credit Facility was amended to extend the term of the Credit Facility to January 1, 2006, to modify the treatment of tax refunds in covenant calculations, and to modify the measurement levels for the adjusted EBITDA to interest expense and current assets to current liabilities covenants for the remainder of the extended loan term. A fee of $50 thousand was paid in connection with this amendment. In December 2004, a temporary waiver of the adjusted EBITDA to interest expense covenant in the Note Agreement was obtained, which waived compliance with that covenant until February 15, 2005. The expiration date of that temporary waiver was subsequently amended and currently is scheduled to expire on May 30, 2005. The Company is currently negotiating modifications to financial covenants for 2005 under the Note Agreement to make them comparable to the 2005 financial covenants in the amended Credit Facility. While the Company has been successful in such negotiations previously and believes it will be so again, failure to obtain such modifications or to obtain waivers of certain existing financial covenants would likely result in the Company failing to satisfy the financial covenants as currently comprised during the measurement periods in 2005. Such a failure would constitute a default under the Note Agreement.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 7


There can be no assurance that the Company will not need to obtain additional amendments or waivers of covenants under its debt agreements in 2005 or subsequent years. If it fails to satisfy those covenants it will be in default under the respective debt agreements.

Certain defaults under the Note Agreement, such as defaults resulting from certain bankruptcy, insolvency and receivership matters of the Company or certain of its subsidiaries (not including Congoleum), automatically cause all amounts owing with respect to the Senior Notes then outstanding under the Note Agreement to become immediately due and payable. A default in the payment of principal or interest under the Senior Notes would allow each individual noteholder to cause all amounts owed with respect to the Senior Notes held by such holder to become immediately due and payable. In addition, with respect to all other defaults under the Note Agreement, holders of at least 51% of the aggregate principal amount of the Senior Notes then outstanding could cause all amounts then owing with respect to the Senior Notes to become immediately due and payable. The Company understands that Prudential is the only holder of the Senior Notes and, as such, any decision to cause the acceleration of amounts owed with respect to the Senior Notes would be made at Prudential's discretion.

Certain events of default under the Credit Facility, such as defaults resulting from certain bankruptcy, insolvency and receivership matters of the Company or certain of its subsidiaries (not including Congoleum) automatically terminates BofA's obligation to make borrowings available under the Credit Facility and causes all amounts outstanding under the Credit Facility to become immediately due and payable. With respect to all other events of default under the Credit Facility, BofA may terminate its obligation to make borrowings available under the Credit Facility and cause all amounts outstanding under the Credit Facility to become immediately due and payable.

Pursuant to the terms of the Credit Facility and the Note Agreement, a default by the Company under one of those agreements triggers a cross-default under the other agreement. If a default occurs, BofA and Prudential could respectively require the Company to repay all amounts outstanding under the respective debt agreements. If a default occurs and the Company is unable to obtain a waiver from BofA and Prudential and the Company is required to repay all amounts outstanding under those agreements, the Company would need to obtain funding from another source. Otherwise, the Company would likely be unable to repay those outstanding amounts, in which case, BofA as administrative agent over the collateral securing the amounts outstanding under the Credit Facility and the Note Agreement, might exercise BofA's and Prudential's rights over that collateral. Any default by the Company under the Credit Facility or the Note Agreement that results in the Company being required to immediately repay outstanding amounts under its debt agreements, and for which suitable replacement financing is not timely obtained, would have a material adverse effect on the Company's business, results of operations and financial condition.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 8


As noted above, the Credit Facility and the Note Agreement restrict the Company's ability to obtain additional financing. Moreover, since the Company and most of its subsidiaries have already granted security interests in most of their assets, the Company's ability to obtain any additional debt financing may be limited. The Company currently believes that its cash flow from operations, expected proceeds from the sale of the Janus Flooring assets and borrowings available under its existing credit facilities will be adequate for its expected capital expenditure, working capital and debt service needs, subject to compliance with the covenants contained in its debt agreements and the ability of the Company to replace or refinance its existing credit facility that is scheduled to expire on January 1, 2006 on satisfactory terms. However, if circumstances change, the inability of the Company to obtain any necessary additional debt financing would likely have a material adverse effect on its business, operations and financial condition.
                       ___________________________________


Contractual Obligations, pages 26 and 30

4. Please revise your table of contractual cash obligations to include the following:

      (a) Estimated interest payments on your debt;
      (b) Estimated payments under your defined benefit pension plans; and
      (c) Estimated payments under your other postretirement plans.

     Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to footnote 46 of SEC Release 33-8350.

Below are revised versions of tables that appeared in the Annual Report relating to cash obligations, including interest payments on debt, estimated payments for defined benefit pension plans and estimated payments for other postretirement plans. We have also included Congoleum's payments of principal and interest to the Plan Trust assuming Congoleum's reorganization plan is effective December 31, 2005. In future filings the Company intends to include the information added to the tables below.

                       ___________________________________

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 9


Liquidity and Capital Resources - ABI and Non-Debtor Subsidiaries

                             Payments due by Period
                            (In thousands of dollars)
                                                                        2010 and
                 Total     2005     2006     2007     2008     2009   Thereafter
                ----------------------------------------------------------------

Long-term debt  $24,201   $1,411  $ 5,414   $4,173  $4,115   $4,079     $5,009
Interest on
-----------
  long-term
  ---------
  debt            8,442    2,225    2,031    1,590   1,183      772        641
  ----            -----    -----    -----    -----   -----      ---        ---
Operating
  leases          5,489    1,538    1,375    1,174     722      370        310
Pension plan
------------
  funding (1)     2,930       --      860      810     470      355        435
  -----------     -----       --      ---      ---     ---      ---        ---
Royalty &
  advertising
  commitments     4,413    2,163    2,217       33      --       --         --
                ----------------------------------------------------------------

                $45,475   $7,337  $11,897   $7,780  $6,490   $5,576     $6,395
                ================================================================

(1)   The projected pension plan funding was actuarially determined using the
---   -----------------------------------------------------------------------
      following assumptions: i) current funding laws remain unchanged, ii) there
      --------------------------------------------------------------------------
      are no gains or losses for 2005 and later, iii) the discount rates used
      -----------------------------------------------------------------------
      for the projection are the same as the rates used for the pension
      -----------------------------------------------------------------
      valuations as of December 31, 2004 (see Note 7 of Notes to Consolidated
      -----------------------------------------------------------------------
      Financial Statements, which are contained in Item 8 of this Annual Report
      -------------------------------------------------------------------------
      on Form 10-K), and iv) for years after 2010, projected contributions are
      ------------------------------------------------------------------------
      assumed to increase with inflation.
      -----------------------------------

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 10


Liquidity and Capital Resources - Congoleum

                             Payments due by Period
                            (In thousands of dollars)
                                                                        2010 and
                 Total     2005     2006     2007      2008    2009   Thereafter
                ----------------------------------------------------------------

Long-term debt  $100,000                             $100,000
Interest on
-----------
  long-term
  ---------
  debt (1)        44,875  $18,991  $ 8,628  $ 8,628     8,628
  --------        ------  -------  -------  -------     -----
Operating
  leases          13,596    3,183    2,331    2,181     2,043  $2,078  $ 1,780
Pension plans
-------------
  funding (2)     21,520    5,140    4,770    4,130     2,735   2,305    2,440
  -----------     ------    -----    -----    -----     -----   -----    -----
OPEB funding
------------
  (3)              6,563      496      499      555       607     616    3,790
  ---              -----      ---      ---      ---       ---     ---    -----
Principal and
-------------
  Interest for
  ------------
  Note to Plan
  ------------
  Trust (4)        5,198       --      246      246       246     246    4,214
  ---------        -----       --      ---      ---       ---     ---    -----
                ----------------------------------------------------------------

                $191,752  $27,810  $16,474  $15,740  $114,259  $5,245  $12,224
                ================================================================

(1)   The interest payment for 2005 assumes Congoleum's reorganization plan is
------------------------------------------------------------------------------
      effective as of December 31, 2005.
      ----------------------------------
(2)   The projected pension plans funding was actuarially determined using the
------------------------------------------------------------------------------
      following assumptions: i) current funding laws remain unchanged, ii) there
      --------------------------------------------------------------------------
      are no gains or losses for 2005 and later, iii) the discount rates used
      -----------------------------------------------------------------------
      for the projection are the same as the rates used for the pension
      -----------------------------------------------------------------
      valuations as of December 31, 2004 (see Note 7 of Notes to Consolidated
      -----------------------------------------------------------------------
      Financial Statements, which are contained in Item 8 of this Annual Report
      -------------------------------------------------------------------------
      on Form 10-K), and iv) for years after 2010, projected contributions are
      ------------------------------------------------------------------------
      assumed to increase with inflation.
      -----------------------------------
(3)   Congoleum's other post employment benefit plan is an unfunded plan.
-------------------------------------------------------------------------
      Funding requirements each year are assumed to approximate the expenses for
      --------------------------------------------------------------------------
      each year (see Note 7 of Notes to Consolidated Financial Statements).
      ---------------------------------------------------------------------
(4)   Payments of principal and interest to the Plan Trust assume Congoleum's
-----------------------------------------------------------------------------
      reorganization plan is effective December 31, 2005 and do not include any
      -------------------------------------------------------------------------
      additional principal or interest thereon resulting from any adjustments to
      --------------------------------------------------------------------------
      the note value upon the one year anniversary of the plan effective date.
      ------------------------------------------------------------------------
                       ___________________________________

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 11


Financial Statements

5. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the operating expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

      o in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
      o in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as operating expenses.

      Please refer to Chapter 4 of ARB 43 for additional guidance.

Cost of goods sold includes expenses that are directly or indirectly incurred in the acquisition and production of merchandise and manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, utilities, insurance, employee benefits, and indirect labor. Cost of goods sold also includes inbound freight, receiving, quality and inspection, and internal transfer costs.

Below is an example of the disclosure the Company intends to provide in our Significant Accounting Policies note regarding selling, general and administrative expenses. Amounts in dollars are in thousands of dollars.

                       ___________________________________

Selling, General and Administrative Expenses

Selling, general and administrative expenses are charged to income as incurred. Expenses promoting and selling products are classified as selling expenses and include such items as advertising, sales commissions and travel. Advertising expense (including cooperative advertising) amounted to $1,545, $1,598 and $1,597, for 2004, 2003 and 2002, respectively. General and administrative expenses include such items as officers' salaries, office supplies, insurance and office rental. In addition, general and administrative expenses include other operating items such as provision for doubtful accounts, professional (accounting and legal) fees, and environmental remediation costs. The Company also records shipping, handling, purchasing and finished goods inspection costs in general and administrative expenses. Shipping and handling costs for the years ended December 31, 2004, 2003 and 2002 were $7,278, $6,525 and $6,448, respectively. Purchasing and finished goods inspection costs were $2,729, $2,840 and $3,131 for 2004, 2003 and 2002, respectively.
                       ___________________________________

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 12


Please refer to the revised MD&A on page 2 provided in the Company's response to Comment #2 for the disclosure regarding comparability of gross profit margin.


Note 1 - Significant Accounting Policies

Revenue Recognition, page 54

6. Please disclose your accounting policy with respect to sales incentives, such as cooperative advertising, discounts, coupons, slotting fees, rebates and buy downs in accordance with EITF 0l-9. Please also disclose your accounting policy for advertising expenses based on guidance in paragraph 49 of SOP 93-7.

The Company records the estimated cost of all sales incentives, including discounts and rebates, as a reduction to net sales (we do not incur costs associated with coupons, slotting fees or buy downs). On page 58 of our Form 10-K, under Recently Issued Accounting Principles, we disclosed our adoption of EITF 01-9 effective January 1, 2002 and our accounting policy for sales incentives. Our revenue recognition policy in our Significant Accounting Policies footnote will be as follows in future filings:

                       ___________________________________

Revenue Recognition

Revenue is recognized when products are shipped and title has passed to the customer. Net sales are comprised of the total sales billed during the period less the sales value of estimated returns and sales incentives, which consist primarily of trade discounts and customers' allowances. The Company defers recognition of revenue for its estimate of potential sales returns under right-of-return agreements with its customers until the right-of-return period lapses.
                       ___________________________________

The cost of advertising, including cooperative advertising, is expensed as incurred and included in selling, general and administrative expenses. Please refer to page 11 of this response letter for the advertising expense disclosure we will include in the selling, general and administrative expenses disclosure under Significant Accounting Policies.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 13


Note 2 - Inventories, page 58

7. Please disclose any LIFO inventory liquidations in accordance with Staff Accounting Bulletin Topic 5:L.

The Company will disclose the impact to cost of sales of LIFO inventory liquidations in its future filings as required. A form of revised inventory footnote is set forth below. Dollar amounts below are in thousands of dollars.

                       ___________________________________

At December 31, 2004, domestic inventories determined by the LIFO inventory method amounted to $47,630 ($54,874 at December 31, 2003). If the FIFO inventory method, which approximates replacement cost, had been used for these inventories, they would have been $948 higher and $2,080 lower at December 31, 2004 and 2003, respectively. During 2004, 2003 and 2002, certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers. The effect of the liquidations was to decrease cost of sales by $171 for 2004 and to increase cost of sales by $118 and $72 for 2003 and 2002, respectively.
                       ___________________________________


Note 5 - Financing Arrangements, page 60

8. Please disclose the terms of your financial covenants as well as the cross default provisions in your debt arrangements. Please also disclose if your credit facilities have any subjective acceleration clauses. Please disclose the specific debt covenants that you were not in compliance with, when each waiver was obtained, the duration of each waiver and the amounts and forms of consideration that you paid, if any, to obtain the waivers from your creditors as well as the amendments to your financial covenants.

Set forth below is a revised portion of Note 5 - Financing Arrangements. Dollar amounts below are in thousands of dollars.

                       ___________________________________

Note Purchase Agreement

During the third quarter of 2001, ABI entered into a Note Purchase and Private Shelf Agreement (the "Note Agreement") with The Prudential Insurance Company of America ( "Prudential"). At that time, pursuant to the Note Agreement, ABI issued notes in an aggregate principal amount of $20,000 and used the proceeds to retire existing long-term and revolving debt. The notes bear interest at 9.91% (reducing to 7.91% if a lower ratio of debt to EBITDA, as defined in the Note Agreement, is attained). Principal is repayable in five annual $4,000 installments beginning August 28, 2006.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 14


The terms of the Note Agreement were modified during 2004 to revise covenants and certain other terms to conform with revisions to the Company's revolving credit agreement with respect to minimum net worth, adjusted EBITDA to interest
                                 ----------------------------------------------
expense and consecutive quarterly losses financial covenants for periods ending
----------------------------------------
before December 31, 2004. Fees of $20 were paid to Prudential in connection with
                          ------------------------------------------------------
amendments in 2004. Pursuant to the amendments to the Note Agreement and the
-------------------
Company's revolving credit facility entered into in October 2003, ABI granted Prudential and the revolving credit lender a security interest in certain of ABI's and its domestic subsidiaries' receivables, inventory, and fixed assets.

In December 2004, Prudential granted the Company a temporary waiver for any event of default resulting from the Company's failure to meet financial covenants under the Note Agreement as of December 31, 2004, which temporary waiver was originally scheduled to expire on February 15, 2005. The expiration date of the temporary waiver was subsequently amended and currently is scheduled to expire on May 30, 2005. The Company did not satisfy the adjusted EBITDA to interest expense covenant contained in the Note Agreement as of December 31, 2004. The Company is currently negotiating modifications to the financial covenants under the Note Agreement as of December 31, 2004 and for 2005 to make them comparable to the corresponding financial covenants in the Company's amended revolving credit facility. Failure to obtain such modifications or waivers of existing noncompliance of financial covenants would result in the Company being in default of the Note Agreement as of December 31, 2004 and would likely result in the Company failing to satisfy the financial covenants as currently comprised during the measurement periods in 2005. Any such failure would constitute an event of default under the Note Agreement.

The Note Agreement contains certain covenants that the Company must satisfy,
----------------------------------------------------------------------------
including certain financial tests, restrictions on the ability of the Company to
--------------------------------------------------------------------------------
incur additional indebtedness or to grant liens on its assets and restrictions
------------------------------------------------------------------------------
on the ability of the Company to pay dividends on its capital stock. The
------------------------------------------------------------------------
financial tests include a maximum ratio of total liabilities to tangible net
----------------------------------------------------------------------------
worth, a minimum ratio of earnings before interest, taxes, depreciation and
---------------------------------------------------------------------------
amortization ("EBITDA") less certain cash payments for taxes, debt service, and
-------------------------------------------------------------------------------
dividends to interest expense, a minimum level of tangible net worth, a minimum
-------------------------------------------------------------------------------
ratio of current assets to current liabilities, a requirement that there be no
------------------------------------------------------------------------------
consecutive quarterly losses from continuing operations, and a maximum level of
-------------------------------------------------------------------------------
capital spending. A default by the Company under the Note Agreement generally
-----------------------------------------------------------------------------
triggers a cross-default under the Company's revolving credit agreement.
------------------------------------------------------------------------

Certain defaults under the Note Agreement, such as defaults resulting from
--------------------------------------------------------------------------
certain bankruptcy, insolvency and receivership matters of the Company or
-------------------------------------------------------------------------
certain of its subsidiaries (not including Congoleum), automatically cause all
------------------------------------------------------------------------------
amounts owing with respect to the Senior Notes then outstanding under the Note
------------------------------------------------------------------------------
Agreement to become immediately due and payable. A default in the payment of
----------------------------------------------------------------------------
principal or interest under the Senior Notes would allow each individual
------------------------------------------------------------------------
noteholder to cause all amounts owed with respect to the Senior Notes held by
-----------------------------------------------------------------------------
such holder to become immediately due and payable. In addition, with respect to
-------------------------------------------------------------------------------
all other defaults under the Note Agreement, holders of at least 51% of the
---------------------------------------------------------------------------

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 15


aggregate principal amount of the Senior Notes then outstanding could cause all
-------------------------------------------------------------------------------
amounts then owing with respect to the Senior Notes to become immediately due
-----------------------------------------------------------------------------
and payable. The Company understands that Prudential is the only holder of the
------------------------------------------------------------------------------
Senior Notes and, as such, any decision to cause the acceleration of amounts
----------------------------------------------------------------------------
owed with respect to the Senior Notes would be made at Prudential's discretion.
-------------------------------------------------------------------------------

Revolving Credit Agreements
---------------------------

ABI is party to a revolving credit agreement ("Credit Facility") that provides
                                             -------------------
for borrowings of up to $20,000 (depending on levels of eligible inventory, receivables, and fixed assets) through January 1, 2006, with interest varying based upon the Company's leverage ratio (as defined in the Credit Facility). The
                                                           ---------------------
Credit Facility provides for a commitment fee based on the average daily unused
---------------
portion of the commitment, which varies depending on the leverage ratio. Borrowings under the Credit Facility and the Note Agreement are secured by
                     ---------------         --------------
certain of the assets of the Company and its domestic subsidiaries.

The Credit Facility has been amended several times. Those amendments modified
    ---------------
certain terms, including making the minimum net worth, adjusted EBITDA to
                                    -------------------------------------
interest expense and consecutive quarterly losses financial covenants less
-------------------------------------------------
restrictive to better enable the Company to satisfy those covenants. Fees of
                                                                     -------
$113 were paid to the lender in connection with amendments in 2004.
-------------------------------------------------------------------

The Credit Facility contains certain covenants that the Company must satisfy,
-----------------------------------------------------------------------------
including certain financial tests, restrictions on the ability of the Company to
--------------------------------------------------------------------------------
incur additional indebtedness or to grant liens on its assets and restrictions
------------------------------------------------------------------------------
on the ability of the Company to pay dividends on its capital stock. The
------------------------------------------------------------------------
financial tests include a maximum ratio of total liabilities to tangible net
----------------------------------------------------------------------------
worth, a minimum ratio of earnings before interest, taxes, depreciation and
---------------------------------------------------------------------------
amortization ("EBITDA") less certain cash payments for taxes, debt service, and
-------------------------------------------------------------------------------
dividends to interest expense, a minimum level of tangible net worth, a minimum
-------------------------------------------------------------------------------
ratio of current assets to current liabilities, a requirement that there be no
------------------------------------------------------------------------------
consecutive quarterly losses from continuing operations, and a maximum level of
-------------------------------------------------------------------------------
capital spending. A default by the Company under the Credit Facility generally
------------------------------------------------------------------------------
triggers a cross-default under the Note Agreement.
--------------------------------------------------

Certain events of default under the Credit Facility, such as defaults resulting
-------------------------------------------------------------------------------
from certain bankruptcy, insolvency and receivership matters of the Company or
------------------------------------------------------------------------------
certain of its subsidiaries (not including Congoleum) automatically terminates
------------------------------------------------------------------------------
BofA's obligation to make borrowings available under the Credit Facility and
----------------------------------------------------------------------------
causes all amounts outstanding under the Credit Facility to become immediately
------------------------------------------------------------------------------
due and payable. With respect to all other events of default under the Credit
-----------------------------------------------------------------------------
Facility, BofA may terminate its obligation to make borrowings available under
------------------------------------------------------------------------------
the Credit Facility and cause all amounts outstanding under the Credit Facility
-------------------------------------------------------------------------------
to become immediately due and payable.
--------------------------------------

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 16


At December 31, 2004, the Company did not have any amounts outstanding under the
                                                                             ---
Credit Facility. Unused borrowing availability under the Credit Facility at
---------------                                          ---------------
December 31, 2004 was $15,604.

In January 2004, the Bankruptcy Court authorized entry of a final order approving Congoleum's debtor-in-possession financing, which replaced its pre-petition credit facility on substantially similar terms. The debtor-in-possession financing (as amended) provides an eighteen month revolving credit facility with borrowings up to $30 million. Interest is based on .75% above the prime rate. This financing agreement contains certain covenants, which include the maintenance of minimum levels of EBITDA (as defined under the financial agreement). It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. The covenants and conditions under this financial agreement must be met in order for Congoleum to borrow from the facility, and Congoleum's obligation to repay borrowings under
                          ----------------------------------------------------
this facility are subject to subjective acceleration clauses that may be invoked
--------------------------------------------------------------------------------
by the lender at any time in its discretion. The Company was in compliance with
-------------------------------------------
the covenants contained in this financing agreement as of December 31, 2004. Borrowings under this facility are collateralized by Congoleum's inventory and receivables. At December 31, 2004, based on the level of receivables and inventory, $18.7 million was available for borrowing under the facility, of which $4.3 million was utilized for outstanding letters of credit and $9.5 million was utilized by a revolving loan. Congoleum anticipates that its debtor-in-possession financing facility will be replaced with a revolving credit facility on substantially similar terms upon confirmation of its plan of reorganization. While the Company understands that Congoleum expects the facilities discussed above will provide Congoleum with sufficient liquidity, there can be no assurances that Congoleum will continue to be in compliance with the required covenants, that Congoleum will be able to obtain a similar or sufficient facility upon exit from bankruptcy, or that the debtor-in-possession facility will be renewed beyond its expiration of June 30, 2005.
                       ___________________________________


Note 8 - Commitments and Contingencies, page 71

9. Please supplementally tell us how you determined the collectibility of amounts due from insurance carriers for environmental and asbestos claims given your disclosure in the Critical Accounting Policies that some of the insurance carriers are presently insolvent and the remaining solvent insurance carriers have disputed their insurance obligations. Please also disclose the activity in the receivable reserve for amounts considered uncollectible from insurance carriers in the Schedule II - Valuation and Qualifying Accounts in accordance with Rule 5-04 of Regulation S-X. Please also disclose any potential concentration of amounts receivable due from your insurance carriers in accordance with paragraph 15 of SFAS 107. We remind you that SAB Topic 5:Y states that environmental and asbestos liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities and the related recoveries are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 17


Collectibility of amounts due from insurance carriers is determined based upon the nature of the coverage, the existence or absence of coverage in place agreements and coverage disputes or litigation, judgments regarding how losses will be allocated to coverage blocks, and information on the financial condition of insurance carriers. These determinations are made in consultation with coverage counsel. Where carriers are insolvent or disputing coverage obligations, amounts due from such carriers is judged uncollectible. Where carriers are solvent and paying claims under a reservation of rights or under an obligation pursuant to coverage in place or settlement agreement, amounts due from such carriers are judged collectible. Where claims have not yet reached a coverage block to test the collectibility of the insurance, absent insolvency of the carrier or other indications that coverage will be denied, we would consider insurance for such claims collectible, although there were no insurance assets in that category at December 31, 2004.

We do not maintain a receivable reserve for uncollectible insurance amounts. Only amounts determined to be collectible are recorded as assets, and the Company has not experienced any write-off of previously recognized assets.

Note I of the Quarterly Report contains the disclosure below regarding the Company's insurance receivables for American Biltrite's estimated asbestos liabilities.

                       ___________________________________

The Company estimates its liability to defend and resolve current and reasonably anticipated future asbestos-related claims (not including claims asserted against Congoleum), based upon a strategy to actively defend or seek settlement for those claims in the normal course of business. Factors such as recent and historical settlement and trial results, the incidence of past and recent claims, the number of cases pending against it and asbestos litigation developments that may impact the exposure of the Company were considered in performing these estimates. In 2004, the Company utilized an actuarial study to assist it in developing estimates of the Company's potential liability for resolving present and possible future asbestos claims. At March 31, 2005 and December 31, 2004, the estimated range of liability for settlement of current claims pending and claims anticipated to be filed through 2010 was $7.5 million to $19.4 million. The Company believes no amount within this range is more likely than any other, and accordingly has recorded the minimum liability estimate of $7.5 million in its consolidated financial statements. The Company also believes that, based on this minimum liability estimate, the corresponding amount of insurance probable of recovery is $7.5 million at March 31, 2005 and December 31, 2004, which has been included in other assets. Receivables for expected insurance recoveries are recorded if the related carriers are solvent and paying claims under a reservation of rights or under an obligation pursuant to coverage in place or a settlement agreement. Two insurance carriers account for 70% and 25% of the $7.5 million deemed probable of recovery. The estimated liabilities and insurance recovery amounts were based on currently known facts and a number of assumptions. However, projecting future events, such as the

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 18


number of new claims to be filed each year, the average cost of disposing of each such claim, and the continuing solvency of various insurance companies, as well as numerous uncertainties surrounding asbestos legislation in the United States, could cause the actual liability and insurance recoveries for the Company to be significantly higher or lower than those projected or recorded.
                       ___________________________________

Note I of the Quarterly Report contains the disclosure below regarding Congoleum's insurance receivable for environmental matters.

                       ___________________________________

At March 31, 2005 and December 31, 2004, Congoleum had recorded a total of $4.6 million for estimated environmental liabilities and $2.1 million for related insurance recoveries. Receivables for expected insurance recoveries are recorded if the related carriers are solvent and paying claims under a reservation of rights or under an obligation pursuant to coverage in place or a settlement agreement. Substantially all of Congoleum's recorded insurance asset for environmental matters is collectible from a single carrier.
                       ___________________________________


10. Please disclose Congoleum's environmental obligations arising from its manufacturing operations in New Jersey. Please also supplementally tell us what the Other accrued contingencies represent and how you determined the amount of this exposure. Please refer to SFAS 5 and FIN 14 for guidance on the proper disclosure.

Note I of the Quarterly Report contains the disclosure below regarding Congoleum's environmental obligations from its manufacturing operations in New Jersey.

                       ___________________________________

Congoleum also accrues remediation costs for certain of Congoleum's owned facilities on an undiscounted basis. Congoleum has entered into an administrative consent order with the New Jersey Department of Environmental Protection and has established a remediation trust fund of $100,000 as financial assurance for certain remediation funding obligations. Estimated total clean-up costs of $1.7 million, including capital outlays and future maintenance costs for soil and groundwater remediation are primarily based on engineering studies. Of this amount, $300,000 was included in current liabilities subject to compromise and $1.4 million was included in non-current liabilities subject to compromise as of March 31, 2005 and December 31, 2004.
                       ___________________________________

The Company supplementally advises the Staff that Congoleum's Other accrued contingencies of $885 thousand at December 31, 2004 are estimated liabilities for i) actual or threatened litigation related to employment practices and wrongful termination cases, consumer complaints, and other miscellaneous litigation, ii) automobile liability, iii) accrued loss adjustment expenses for

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 19


third party workers compensation claim adjusters, and iv) limited indemnification obligations with respect to closed operations. None of the individual accruals exceed $200 thousand. The amounts recorded are based on the specifics of the particular matter and represent the Company's best estimate of future costs anticipated to resolve the matter. Certain of these matters are covered by insurance once a deductible is exceeded, and the Company does not believe developments in any of these matters would result in material future charges.


Note 16 - Quarterly Financial Information (Unaudited), page 96

11. Please disclose the $5,000,000 and the $3,700,000 amounts for asbestos settlements accrued by Congoleum in the fourth quarter of 2004 and 2003 in selling, general and administrative expenses. Please also disclose the $1,200,000 accrual recorded by American Biltrite in the fourth quarter of 2004 related to Congoleum's reorganization plan. Please refer to Item 302
      (a)(3) of Regulation S-K and paragraph 31 of APB 28.

At December 31, 2004, American Biltrite had accrued $1.2 million for estimated costs related to Congoleum's reorganization plan; however, only $650 thousand was expensed in the fourth quarter of 2004. The remainder of the accrual ($550 thousand) was recorded in prior periods. The Company intends to include footnote disclosure similar to the following footnotes in its future quarterly financial information table note to its consolidated financial statements. The footnote references (3) and (4) would be placed next to the net income numbers for the respective quarters.

                       ___________________________________

(3) The fourth quarter of 2004 includes a $5.0 million asbestos-related charge recorded in selling, general and administrative expenses by Congoleum and a $650 thousand charge recorded in selling, general and administrative expenses by American Biltrite for costs related to Congoleum's reorganization plan. The impact of these charges to American Biltrite's basic and diluted earnings per share for the fourth quarter was $1.55 and $1.54, respectively.

(4) The fourth quarter of 2003 includes a $3.7 million asbestos-related charge recorded by Congoleum. The impact of this charge to American Biltrite's basic and diluted earnings per share for the fourth quarter was $0.68.
                       ___________________________________

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 20


12. Please also tell us supplementally and consider for inclusion in Management's Discussion and Analysis, the reasons for the increase in net income to $7,100,000 in the fourth quarter of 2004, excluding the $5,000,000 and $1,200,000 asbestos and bankruptcy-related accruals, compared to a $50,000 loss in the fourth quarter of 2003, excluding the $3,700,000 asbestos accrual.

Charges for asbestos reorganization costs for ABI and Congoleum respectively were $650 thousand and $5 million in the fourth quarter of 2004 compared with $500 thousand and $3.7 million, respectively, in the fourth quarter of 2003. The $1.2 million in charges referred to in MD&A was not all recorded in the fourth quarter.

Adjusting the amounts in the comment letter for the above results in a $6.1 million improvement in net income from the fourth quarter of 2003 of $450 thousand to $6.6 million. Of this improvement, $1.1 million was due to a decrease in consolidated tax expense, primarily due to additional loss carryback benefits recognized by Congoleum, leaving a $5 million improvement in normalized pre-tax results. Congoleum's normalized pre-tax results improved by $4 million from the fourth quarter of 2003 to the fourth quarter of 2004. This was primarily due to relatively high spending in the sales and marketing area in the fourth quarter of 2003 (including approximately $1 million of product launch costs for the DuraStone product line) versus significantly reduced spending in the fourth quarter of 2004. Because of the bankruptcy filing at the end of 2003, Congoleum significantly reduced operating expenses at the end of 2003 and again during 2004, which, together with the launch costs, accounted for the decline.


                               * * * * * * * * * *

As requested by the Staff, the Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

2. Staff comments or changes to disclosure in response to Staff comments to the Company's filings with the Securities and Exchange Commission do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


                               * * * * * * * * * *

Mr. Rufus Decker
Securities and Exchange Commission
May 16, 2005
Page 21


If you have any questions regarding the foregoing, please do not hesitate to contact me at (781) 237-6655.

Sincerely,

AMERICAN BILTRITE INC.

/s/ H.N. Feist

H.N. Feist
Chief Financial Officer


cc: Securities and Exchange Commission
    Gus Rodriguez
    Nathan Cheney